

November 23, 2012

Via E-Mail
Mr. Thomas J. Nimbley
Chief Executive Officer
PBF Energy Inc.
One Sylvan Way
Parsippany, New Jersey 07054

> **Re:** **PBF Energy Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed November 7, 2012**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed November 13, 2012**
> **File No. 333-177933**

Dear Mr. Nimbley:

We have reviewed your amendments and your letters dated November 6, 2012 and November 13, 2012, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-1

Prospectus Summary, page 1

Corporate Structure and Financial Sponsors, page 7

1.   Please refer to the following disclosure on page 7: "The PBF LLC Series A Units and the PBF LLC Series C Units are generally identical in all respects, except that the PBF LLC Series B Units share in the allocations of income and distributions that would otherwise be made to our financial sponsors, and therefore do not dilute the interests of the PBF

Mr. Thomas J. Nimbley
PBF Energy Inc.
November 23, 2012
Page 2

LLC Series A Units held by our management and certain directors, the holder of PBF LLC Series C Units (PBF Energy) or the direct holders of our Class A common stock." Please expand your disclosure to clarify the meaning of "the PBF LLC Series B Units [sharing] in the allocations of income and distributions that would otherwise be made to our financial sponsors[.]"

2.   Explain in reasonable detail the order in which distributions will be paid by PBF LLC to the Series A, B and C units. To the extent that distributions are paid in sequence, indicate how the amounts to be paid to each class are determined including any thresholds that must be met for each distribution.

Dividend Policy, page 45

3.   We note your disclosure on page 45, "We currently intend to pay quarterly cash dividends of approximately $___ per share on our Class A common stock following this offering, commencing in the fiscal quarter following this offering." You also state that PBF LLC made cash distributions to your existing owners in the amount of $15.1 million during the nine months ended September 30, 2012. Please provide us with your basis for your dividend projection. In addition, please tell us what consideration was given to including a distribution table to support how you have determined that you have sufficient cash available to pay the dividend.

4.   Please disclose whether you have the ability to borrow funds or sell assets to pay dividends. Please also disclose whether you may use proceeds from this or other offerings to pay dividends.

5.   We note your disclosure, "The ability of PBF Holding to pay dividends and make distributions is and in the future may be limited by covenants in its ABL Revolving Credit Facility, the senior secured notes and other debt instruments." Please disclose in greater detail the restrictions on your ability to pay dividends.

Management, page 111

6.   We note that the sketch that you added to reflect Mr. Abraham's joining your board of directors. Please revise his sketch and other sketches as appropriate to clarify in each case when the referenced individual began service as your director, where that information is currently missing. See Item 401(a) of Regulation S-K.

Financial Statements, page F-1

Consolidated Financial Statements of PBF Energy Company LLC and Subsidiaries

Consolidated Statements of Operations and Comprehensive Income (Loss), page F-7

Condensed Consolidated Balance Sheets, page F-70

Condensed Consolidated Statements of Operations and Comprehensive Income, page F-71

7. Please provide the pro forma information that was outlined in response to comment 26 in your February 22, 2012 correspondence. That is, provide (i) pro forma tax and EPS data on the face of your statements of operations to reflect the impact from the reorganization into a taxable entity, (ii) a pro forma balance sheet alongside your most recent historical balance sheet to reflect the distribution to current owners, and (iii) additional pro forma EPS data to reflect the distribution to current owners in accordance with SAB Topic 1:B.3.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Fay (Staff Accountant) at (202) 551-3812 or Karl Hiller (Branch Chief) at (202) 551-3686, if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter (Staff Attorney) at (202) 551-3317 or, in her absence, Timothy S. Levenberg (Special Counsel) at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director